UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  1)*

                                  `mktg, inc.'
                                (NAME OF ISSUER)

                    Common Stock, par value $0.001 per share
                         (TITLE OF CLASS OF SECURITIES)

                                   189875107
                                 (CUSIP NUMBER)

                              Gregory J. Garville
                            UCC-mktg Investment, LLC
                         c/o Union Capital Corporation
                          445 Park Avenue, 14th Floor
                            New York, New York 10022
                                 (212) 832-1141
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
                                   Copies to:
                          Charles J. Downey III, Esq.
                            Finn Dixon & Herling LLP
                               177 Broad Street
                            Stamford, CT  06901-2048
                                 (203) 325-5000

                                 April 13, 2010
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 189875107
                            13D
_______________________________________________________________
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      UCC-mktg Investment, LLC


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [ ]
      (b)  [x]

3.    SEC USE ONLY

4.    Source of Funds
      WC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                              [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  -0-
            8.  SHARED VOTING POWER

                  6,632,434 Shares of Common Stock
            9. SOLE DISPOSITIVE POWER

                  -0-

            10.  SHARED DISPOSITIVE POWER

                  6,632,434 Shares of Common Stock


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,632,434 Shares of Common Stock

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions         [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            43.6%

14.   TYPE OF REPORTING PERSON
            OO-LLC


<Page 2>

CUSIP NO. 189875107
                            13D
__________________________________________________________________
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      UCC-mktg Partners, LLC

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [ ]
      (b)  [x]

3.    SEC USE ONLY

4.    Source of Funds
      AF

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                              [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  -0-
            8.  SHARED VOTING POWER

                  6,632,434 Shares of Common Stock

            9. SOLE DISPOSITIVE POWER

                  -0-

            10.  SHARED DISPOSITIVE POWER

                  6,632,434 Shares of Common Stock


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,632,434 Shares of Common Stock

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions         [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           43.6%

14.   TYPE OF REPORTING PERSON
            OO-LLC



<Page 3>

CUSIP NO. 189875107
                            13D
__________________________________________________________________
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Gregory J. Garville

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [ ]
      (b)  [x]

3.    SEC USE ONLY

4.    Source of Funds
      AF, PF

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                              [ ]
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  -0-
            8.  SHARED VOTING POWER

                  6,632,434 Shares of Common Stock

            9. SOLE DISPOSITIVE POWER

                  -0-

            10.  SHARED DISPOSITIVE POWER

                  6,632,434 Shares of Common Stock


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,632,434 Shares of Common Stock

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions         [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            43.6%

14.   TYPE OF REPORTING PERSON
            IN


<Page 4>

CUSIP NO. 189875107
                            13D
__________________________________________________________________
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James C. Marlas

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)  [ ]
      (b)  [x]

3.    SEC USE ONLY

4.    Source of Funds
      AF, PF

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                  [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

            7.  SOLE VOTING POWER

                  187,159
            8.  SHARED VOTING POWER

                  6,632,434 Shares of Common Stock

            9. SOLE DISPOSITIVE POWER

                  187,159

            10.  SHARED DISPOSITIVE POWER

                  6,632,434 Shares of Common Stock


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,632,434 Shares of Common Stock

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions         [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            44.8%

14.   TYPE OF REPORTING PERSON
            IN



<Page 5>

INTRODUCTION.

      This Amendment No. 1 (this "AMENDMENT") to statement on Schedule 13D, originally filed on December 17, 2009 (the "SCHEDULE 13D") relates to the beneficial ownership of common stock, par value $0.001 per share (the "COMMON STOCK") of `mktg, inc.', a Delaware corporation ("ISSUER").

      This Amendment reflects that the Investment Warrants to purchase 2,095,200 shares of Common Stock issued on December 15, 2009 are exercisable within 60 days of the date hereof.

      The Form of Warrant is attached as an exhibit to the Issuer's 8-K filed on November 30, 2009 and is herein incorporated by reference.

      Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended and supplemented hereby, all information previously filed remains in effect.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      (a) As a result of the transactions contemplated by the Purchase Agreement, UCC-Investment beneficially owns 6,632,434 shares of Common Stock as of the date hereof, which represents 43.6% of the outstanding Common Stock. The amount of shares beneficially owned includes the 2,095,200 shares of Common Stock underlying the Investment Warrants because the Investment Warrants are exercisable within 60 days of the date hereof. The other Reporting Persons may be deemed to be the beneficial owners of 6,632,434 shares of Common Stock as follows: UCC-Partners, as the manager of UCC-Investment; Garville, as a Managing Director and member of UCC-Partners; and Marlas, as a Managing Director and member of UCC-Partners. Because Marlas has voting and investment control over securities held by the Marlas Entities (which own, in aggregate, an additional 187,159 shares of Common Stock), Marlas may be deemed to be the beneficial owner of 6,819,593 shares of Common Stock, which represents 44.8% of the outstanding Common Stock. The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon (x) 8,594,099 shares of Common Stock outstanding as of February 25, 2010, as reported by the Issuer in its definitive proxy statement filed with the Securities and Exchange Commission on March 2, 2010, plus (y) 4,537,234 shares of Common Stock initially issuable upon conversion of 2,132,500 shares of Preferred Stock held by UCC-Investment plus (z) 2,095,200 shares of Common Stock issuable upon exercise of the Investment Warrants held by UCC-Investment.


      (b) Please see Items 7, 8, 9, 10, 11 and 13 of the respective cover sheet for each Reporting Person.

      (c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

      (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

      (e)   Not applicable.


<Page 6>

ITEM 7.     EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1
Agreement  of  Reporting  Persons,  dated  April 14, 2010, among the
Reporting Persons

Exhibit 99.2
Form of Certificate of Designations, Designations, Preferences and Rights of Series D Convertible Participating Preferred Stock of
`mktg, inc.' (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)

Exhibit 99.3
Form of Senior Secured Promissory Notes of `mktg, inc.'
(incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)

Exhibit 99.4
Form of Warrant to Purchase Common Stock of `mktg, inc.'
(incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)

Exhibit 99.5
Form of Registration Rights Agreement among `mktg, inc.' and purchasers of the Series D Convertible Participating Preferred Stock (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)

Exhibit 99.6
Securities Purchase Agreement, dated as of November 25, 2009, by and among `mktg, inc.', UCC-mktg Investment, LLC, and the "Management
Investors" identified therein (incorporated by reference to Exhibit
10.1 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)

Exhibit 99.7
Management Consulting Agreement between `mktg, inc.' and  Union
Capital Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on November 30,
2009)




<Page 7>

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:  April 14, 2010

                                     UCC-mktg Investment, LLC
                                     By: UCC-mktg Partners, LLC
                                     Its: Manager


                                     By:  /s/Gregory J. Garville
                                             Gregory J. Garville, as
                                             Managing Director


                                     UCC-mktg Partners, LLC


                                     By:  /s/Gregory J. Garville
                                             Gregory J. Garville, as
                                             Managing Director


                                     By:  /s/Gregory J. Garville
                                           Gregory J. Garville

                                     By:  /s/James C. Marlas
                                           James C. Marlas




<Page 8>

                               INDEX TO EXHIBITS



EXHIBIT 99.1
Agreement of Reporting Persons, dated April 14, 2010, among the Reporting Persons

EXHIBIT 99.2
Form of Certificate of Designations,  Designations,
Preferences  and Rights of Series D Convertible Participating
Preferred Stock of `mktg, inc.' (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)

EXHIBIT 99.3
Form of Senior Secured Promissory Notes of `mktg, inc.'
(incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)

EXHIBIT 99.4
Form of Warrant to Purchase Common Stock of `mktg, inc.'
(incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)

EXHIBIT 99.5
Form of Registration Rights Agreement among `mktg, inc.' and purchasers of the Series D Convertible Participating Preferred Stock (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)

EXHIBIT 99.6
Securities Purchase Agreement, dated as of November 25, 2009, by and among `mktg, inc.', UCC-mktg Investment, LLC, and the "Management Investors" identified therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 30, 2009)

EXHIBIT 99.7
Management  Consulting Agreement between `mktg, inc.' and Union
Capital Corporation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on November
30, 2009)









                                                                    EXHIBIT 99.1
                      SCHEDULE 13D JOINT FILING AGREEMENT

      In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Amendment No. 1 to Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

      Dated:  April 14, 2010

                                     UCC-mktg Investment, LLC
                                     By: UCC-mktg Partners, LLC
                                     Its: Manager


                                     By:  /s/Gregory J. Garville
                                             Gregory J. Garville, as
                                             Managing Director


                                     UCC-mktg Partners, LLC


                                     By:  /s/Gregory J. Garville
                                             Gregory J. Garville, as
                                             Managing Director


                                     By:  /s/Gregory J. Garville
                                           Gregory J. Garville


                                     By:  /s/James C. Marlas
                                           James C. Marlas